February 22, 2011

VIA EDGAR

Mr. John Cash

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Georgia Gulf Corporation (File No. 001-09753)
Form 10-K: For the Year Ended December 31, 2009
Form 10-Q: For the Quarterly Period Ended June 30, 2010

cc:	Mindy Hooker, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance

Dear Mr. Cash:

Georgia Gulf Corporation (“Georgia Gulf,” “GGC,” “we,” “our” or the “Company”) has set forth below in this letter a response to the Securities and Exchange Commission (the “SEC” or the “Commission”) Staff’s comment letter dated January 28, 2011 addressed to Gregory C. Thompson, Chief Financial Officer of the Company and to issues raised in certain subsequent telephone conversations with the Staff.  This letter repeats such comment followed by our response thereto.

Form 10-K for the year ended December 31, 2009

19. Segment Information, page 94

We have read your response to our letter dated December 17, 2010. We note that you track and provided us revenues by product line for each of your reportable segments. Given the information you provided and the disclosures in your Business section, it appears to us that your products are sufficiently different such that product line disclosures may be useful to investors.  Please confirm to us that you will revise future filings to disclose product line revenues as contemplated by ASC 280-10-50-40.

Response:  Based on the accounting guidance contemplated by ASC 280-10-50-40, we will provide additional product line revenues for similar groups of products as presented in Exhibit A, in future filings.  Our rationale for groupings of similar product revenues to external customers by reportable segment is as follows:

The Chlorovinyls reporting segment primarily consists of two product groups, Electrovinyls and Compound.    The primary distinction between Electrovinyls and Compound products is that Electrovinyls are primarily commodity based products and Compound is made to customer specifications.   Electrovinyls products are produced to meet globally accepted standards for product grades and classifications.  As a result the price closely follows globally quoted index prices with standard adjustments based on the various product grades.  The index prices for Electrovinyls products are based on global market conditions and are highly dependent on the cost of the underlying commodity raw materials.  Compound products are customized formulations that provide specific end-use properties and manufacturing specifications that the customer requires to process them in their production processes.  The demand and pricing for our Compound products generally trend in similar patterns due to North America market conditions and to a lesser extent the costs of the underlying raw materials.

The Aromatics segment includes Cumene and phenol/acetone (commonly referred to as PA Units) products. The primary distinction between Cumene and PA Unit products is that PA Unit products are made from distilled Cumene and therefore are the result of the same production process.    Since phenol and acetone are made from Cumene their sales pricing and volume are similarly impacted by industry and global economic conditions and supply and demand fundamentals for the underlying raw materials.

The Building Products segment consists of two similar product groups, Window and Door Profiles and Mouldings (“WD&M”) products and Outdoor Building Products (“OBP”).  The primary differences between the two product groups is that WD&M products have a greater element of customization based on consumers specification whereas OBP are based more on industry standards.  The demand and pricing for our WD&M products generally trend in similar patterns based on the product features and benefits of customized vinyl products when compared to alternative products, such as wood.    OBP products are made to industry standards thus providing for a high level of compatibility within the construction and renovation systems in which they are used.  The demand and pricing for our OBP products generally trend in similar patterns primarily based on the cost of the underlying raw materials.

Based on the similarities within each product group described above, we believe Appendix A, and the Company’s proposed disclosure, comply with the disclosure requirements of ASC Topic 280-10-50-40.

In responding to the Commission’s comments, the management team of Georgia Gulf acknowledges responsibility for the accuracy and adequacy of the disclosure in our SEC filings in accordance with the Securities and Exchange Act of 1934 and all applicable Exchange Act rules.  In addition, the management team of Georgia Gulf acknowledges its responsibility for the following:

•                  The Company is responsible for the adequacy and accuracy of disclosure in the filings;

•                  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to call me at (770) 395-4577.

Very truly yours,

/s/ Gregory C. Thompson
Chief Financial Officer

Appendix A

	Year	Year	Year	Year
	Ended	Ended	Ended	Ended
(In thousands)	Dec-10	Dec-09	Dec-08	Dec-07
Chlorovinyls
Electrovinyl products	$839,037	$622,786	$978,000	$979,770
Compound products	385,687	317,853	401,957	429,360
Total	1,224,724	940,639	1,379,957	1,409,129

Aromatics
Cumene products	520,493	201,288	300,399	290,913
Phenol/Acetone	279,183	120,017	318,438	376,011
Total	799,676	321,305	618,837	666,923

Building Products
Window & Door Profiles and Mouldings products	347,998	323,696	408,880	507,968
Outdoor Building products	445,641	404,451	508,803	573,250
Total	793,639	728,147	917,683	1,081,218

Total external revenue	$2,818,040	$1,990,091	$2,916,477	$3,157,270